Exhibit 99.1

Li Auto Inc. June 2024 Delivery Update

July 1, 2024

BEIJING, China, July 1, 2024 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it delivered 47,774 vehicles in June 2024, up 46.7% year over year. This brought the Company’s second-quarter deliveries to 108,581, increasing 25.5% year over year. As of June 30, 2024, its cumulative deliveries reached 822,345 vehicles, ranking first among China’s emerging new energy auto brands.

“In June, our sales momentum continued to increase, with monthly deliveries exceeding 40,000 vehicles in total and surpassing 20,000 vehicles for Li L6 alone. Since the second quarter, Li Auto has reclaimed the top spot in sales among China’s emerging new energy auto brands, and has become the sales champion of Chinese auto brands in the RMB200,000 and higher NEV market, driven by the launch of our new model, Li L6, and the improvement of store efficiency,” commented Xiang Li, chairman and chief executive officer of Li Auto. “Today marks the ninth anniversary of Li Auto’s inception. Over these nine years, our team’s accomplishments have been nothing short of a growth miracle for Chinese auto brands. We extend our heartfelt thanks to our users for their companionship and to our partners for their collaborative efforts. As a company emphasizing on growth as its core driving force, we will focus on user value and continually iterate products and technologies. In early July, we will officially roll out our NOA independent of high-definition maps to all our Li AD Max users, making it available to use nationwide with ease. We welcome everybody to experience the latest version of our autonomous driving functions.”

As of June 30, 2024, the Company had 497 retail stores in 148 cities, 421 servicing centers and Li Auto-authorized body and paint shops operating in 220 cities, and 614 super charging stations in operation equipped with 2,726 charging stalls in China.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com